Offering Statement for SimpleForms, PBC ("SimpleForms")

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   SimpleForms, PBC

Eligibility

2. **The following are true for SimpleForms, PBC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Emily Rotolo

SimpleForms August 2016 - Present Classic Party Rentals - June 2015 - August 2016 Employment & Community Options August 2014 - March 2015 Summit Series Dec 2012- June 2014 Bisnow Media 2010 – 2012

Jonathan Romanowski

2011-2014 - ScrollMotion, Development Lead Finished as the Development Lead for the SmartStudio platform. This WYSIWYG platform allowed a user to create an interactive powerpoint-like app and immediately upload it to the cloud and then sync it to an iPad seamlessly. Technologies: Javascript, Backbone.js, HTML, CSS 2014-2016 - Mitchell International, Innovation Developer Worked on the Innovation team as a small "company within a company" to try and quickly realize ideas using Mitchell's comprehensive historical data to create new revenue streams. As the main developer on the team, I would take an idea and requirements and then create necessary frontend and backend systems that would show off the concept or try and prove feasibility. Technologies: Javascript, Angular, node, pdf.js, HTML, CSS, Tableau 2016-current - NationalFunding, Senior Developer Created full stack systems that allow the company to move from manual and time consuming processes to highly automated processes. On the frontend, the user can complete more through the website on their own that allows further atuomation downstream. Technologies: Angular, Node,

React, HTML, CSS, Docusign, PHP, Wordpress

Diana Le

Brain Corporation, February 2016 - Present Principal UX Designer • Collaborate across the mechanical, science, software engineering teams and lead the design for the human to robot software/hardware experiences and interactions. • Conduct customer usability field observations, testing and validation through the research and development of each feature & function of the robot and AI Simpleforms, April 2016 - Present Founder: Principal UX Designer • Define product design architecture: concept - production. (mobile & web) • R&D, usability testing for ongoing product development. Zillow | Trulia, Fall 2015 - Spring 2016 Consulting: Android Mobile Interaction Design • Design native Android interaction specifications for the Zillow Rental Manager app. • Visual design, UI and branding integration. Zillow | Trulia, Fall 2015 - Spring 2016 Consulting: Android Mobile Interaction Design • Design native Android interaction specifications for the Zillow Rental Manager app. • Visual design, UI and branding integration DivX, Oct 2014-May 2015 Consulting: Mobile Interaction Design • Mobile Information Architecture/User Testing • UI/UX design for native mobile experiences • UI/UX design for LG Web OS and 4KUHD TV streaming • Prototyping (high and low fidelity) • Product discovery and design

Matthew Sheppard

2016-current NationalFunding Senior DevOps Engineer; creating and maintaining software development pipelines with a high degree of automation. Manages all AWS infrastructure and and has created build automation systems that can handle both Linux and Windows applications, ranging from PHP, to ASP.NET, to NodeJS including automated testing, reporting and monitoring. Technologies: AWS, Java, Python, NodeJS, C#, Nginx, IIS, Linux, Windows Server, Docker 2011-2016 Piksel (Kit Digital, Ioko) Systems Engineer on the Managed Services team for the AT&T U-verse Online account. Provided operational support to AT&T stakeholders as well as development engineers. Served as Managed Services team lead from 2014-2015, and was a member of the DevOps team from 2015-2016. Technologies: Java, Linux, Windows Server, Tomcat, Nginx, Akamai, Cisco, F5, Hystrix, AWS, VMWare, NetApp, Python, Perl, Docker 2010-2011 ScaleMatrix Lead Systems Engineer for startup data center. Handled all layers of network and hardware provisioning, assisted in construction, served in a sales engineering role and created training documentation. Technologies: Linux/Unix, Windows Server, Brocade, HP, PBX

Todd Gleed

SimpleForms October 2017 – Present PhaseZero Ventures – Jan 2017 – October 2017 MBA Carnegie Mellon Tepper School Of Business – August 2014 User Experience Engineer Pacific Science & Engineering August 2007 – July 2014 Todd Gleed is a passionate product manager excited about building simple, intuitive products. He has a degree from UCSD in Cognitive Science with a specialization in Human Computer interaction, and 7 years of experience doing design and development work on government contracts, such as command and control interfaces for submarines and UAVs. In addition, he has his MBA from Carnegie Mellon's Tepper School of Business. Todd now is focused on early stage startups, where he can have immediate impact on new products. He has experience as the first product employee at PhaseZero Ventures, a startup based in Los Altos that is partnered with a Fortune 500 company to create a product that revolutionizes tire maintenance in the trucking industry. Todd is customer obsessed, and always puts the user first in order to deliver products that solve real problems.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Emily Rotolo

Securities:	6,000,000
Class:	Common Stock
Voting Power:	72.0%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

   For additional information, please see attached *businessplan.pdf*

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in SimpleForms, PBC speculative or risky:
   1. We are a young team and first-time founders which makes this investment very speculative. However, we have prepared ourselves by working with leading industry experts and by asking for help when we need guidance.
   2. We believe we have been able to prove our product and niche market. However, without additional startup capital we will not be able to continue operations in order to scale and become cashflow positive.
   3. Our future growth depends on our ability to develop and retain customers. Our future growth

depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

4. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

5. We may conduct future offerings of our common stock and pay debt obligations with newly issued common stock, which may diminish our investors' pro rata ownership.

6. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement.

7. Our ability to grow is also subject to the risk of future disruptive technologies.

8. Failure to comply with laws and contractual obligations related to data privacy and protection could have a material adverse effect on our business, financial condition and operating results.

9. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology.

The Offering

SimpleForms, PBC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $200,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occuring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Our allocation of funds would be used primarily for marketing and sales along with partnerships and integration efforts. We plan to bring on more inside sales team members, which could increase our output of demos, which is what converts a sale. We look at our raise as being 35% Sales and Marketing (we would be attending more trade shows) 30% integrations and partnerships, allowing us to become "The Source of Information" 25% Operations we would hire an additional developer to start and expand our OCR technology and 10% Legal and R&D

9. **How does the issuer intend to use the proceeds of this offering?**

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$10,000	$200,000
Less: Offering Expenses	$490	$9,800
Net Proceeds	$9,510	$190,200
Sales & Marketing	$3,500	$70,000
Development & Integrations	$3,000	$60,000
Operations	$2,500	$50,000
Legal	$510	$10,200
Total Use of Net Proceeds	$9,510	$190,200

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and SimpleForms, PBC must agree that a transfer agent, which keeps the records of all of our outstanding Common Stock, will issue digital securities in the investor's name (a paper stock certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of shares that they own in our company. These securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and click to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue shares in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occuring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Common Stock at an offering price of $0.31 per share.

14. **Do the securities offered have voting rights?**

    The Common Stock are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter comes before the shareholders, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the shares on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	7,525,000	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Options to purchase common stock		800,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

    Two outstanding convertible debt issuances may result in an eventual issuance of common stock at a price per share that is lower than the price per share in this offering. The Company received $50,000 from the issuance of a convertible note to a related party that is due August 18, 2018 bearing 2% annual interest due upon maturity and converts to shares of the Company's common stock at a discount of 80% upon a qualified equity financing greater than $5,000,000. During 2017, the Company received $255,000 in cash proceeds from the issuance of eight convertible notes at par value, all of which mature in 2019 and convert into shares of the Company's common stock at a discount of 80% upon a qualified equity financing greater than $3,000,000

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

    No.

20. **How could the exercise of rights held by the principal shareholders identified in Question 5 above affect the purchasers of the securities being offered?**

    Currently the only person holding more than 20% of securities is Emily Rotolo, the founder. There is a risk that she exercises her voting rights in a manner that is not favorable to the interest of individuals who are minority owners.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

    We have done a discounted cash flow analysis with our base-case financial projections and derived a valuation of $12,500,000. However, we are pricing the common stock that we are offering at a price that is less than half that value.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

    As minority owners, the crowd funding investors are subject to the decisions made by the management team or the majority shareholder.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

    The issuance of additional securities will dilute the ownership of the crowdfunding investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. Our company currently has negative net worth (our liabilities exceed our assets) and it is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related-party for additional capital. We currently owe money to related parties. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. **Describe the material terms of any indebtedness of the issuer:**

    Creditor(s):   James Rotolo

    Amount Outstanding: $50,000

    Interest Rate: 5.0%

    Maturity Date: August 1, 2019

    Other Material Terms:

        Converts to shares of the Company's common stock at a discount of 80% upon a qualified equity financing greater than $5,000,000.

    Creditor(s):   Techstars

    Amount Outstanding: $100,000

    Interest Rate: 5.0%

    Maturity Date: February 1, 2019

    Other Material Terms:

        Converts to shares of the Company's common stock at a discount of 80% upon a qualified equity financing greater than $3,000,000.

    Creditor(s):   Magnus Chang

    Amount Outstanding: $25,000

    Interest Rate: 5.0%

    Maturity Date: March 20, 2019

    Other Material Terms:

        Converts to shares of the Company's common stock at a discount of 80% upon a qualified equity financing greater than $3,000,000.

    Creditor(s):   Michael Cohen

    Amount Outstanding: $10,000

    Interest Rate: 5.0%

    Maturity Date: March 27, 2019

    Other Material Terms:

Converts to shares of the Company's common stock at a discount of 80% upon a qualified equity financing greater than $3,000,000.

Creditor(s):	Pepe Zyman
Amount Outstanding:	$10,000
Interest Rate:	5.0%
Maturity Date:	March 29, 2019
Other Material Terms:	

Converts to shares of the Company's common stock at a discount of 80% upon a qualified equity financing greater than $3,000,000.

Creditor(s):	Wolf Bielas
Amount Outstanding:	$10,000
Interest Rate:	5.0%
Maturity Date:	May 23, 2019
Other Material Terms:	

Converts to shares of the Company's common stock at a discount of 80% upon a qualified equity financing greater than $3,000,000.

Creditor(s):	Venture Science
Amount Outstanding:	$60,000
Interest Rate:	5.0%
Maturity Date:	May 30, 2019
Other Material Terms:	

Converts to shares of the Company's common stock at a discount of 80% upon a qualified equity financing greater than $3,000,000.

Creditor(s):	Rodrigo Salazar
Amount Outstanding:	$10,000
Interest Rate:	5.0%
Maturity Date:	June 30, 2019
Other Material Terms:	

Converts to shares of the Company's common stock at a discount of 80% upon a qualified equity financing greater than $3,000,000.

Creditor(s):	Venture Science
Amount Outstanding:	$30,000
Interest Rate:	5.0%
Maturity Date:	July 21, 2019
Other Material Terms:	

Converts to shares of the Company's common stock at a discount of 80% upon a qualified equity financing greater than $3,000,000.

25. **What other exempt offerings has SimpleForms, PBC conducted within the past three years?**

Date of Offering:	09/2016
Exemption:	Reg. D, Rule 506b (Title II of JOBS Act)
Securities Offered:	Common Stock
Amount Sold:	$255,000
Use of Proceeds:	Sales & Marketing / Development Costs.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    2016 was spent primarily developing the SimpleForms website and underlying technology as well as capital fundraising. From May to December 2016 SimpleForms incurred expenses related to software development and other operating expenses of $89,000, of which 66% ($59,000) related to development activities, 34% ($30,000) related to management salaries, and 17% ($15,000) related to professional services. From January to September 2017 SimpleForms incurred expenses of approximately $205,000, of which 40% ($83,000) related to development activities, 23% ($47,000) related to management salaries, and 14% ($30,000) related to professional services. SimpleForms has begun to generate revenues, although at a minimal level through September 2017. SimpleForms incurs approximately $25,000 to $35,000 per month to fund operations. SimpleForms' cash balance as of September 30, 2017 was $86,000; as such, SimpleForms has approximately three months of cash to support operations unless additional capital is received or significant revenues are generated.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
CPA Review Report:	reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

SimpleForms, PBC answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

    The following documents are being submitted as part of this offering:

    Governance:

    Certificate of Incorporation: certificateofincorporation.pdf

    Corporate Bylaws: corporatebylaws.pdf

    Opportunity:

    Offering Page JPG: offeringpage.jpg

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

    Once posted, the annual report may be found on the issuer's web site at: www.simpleforms.com

    The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.